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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Deckers Outdoor Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
243537107
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	243537107

1	NAMES OF REPORTING PERSONS: Douglas B. Otto

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		958,319

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		958,319

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	958,319

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 243537107	13G	Page 3 of 5 Pages

Item 1(a):	Name of Issuer

Deckers Outdoor Corporation

Item 1(b):	Address of Issuer’s Principal Executive Offices

495A S. Fairview Avenue Goleta, CA 93117

Item 2(a):	Name of Person Filing

Douglas B. Otto

Item 2(b):	Address of Principal Business Office

495A S. Fairview Avenue Goleta, CA 93117

Item 2(c):	Citizenship

United States of America

Item 2(d):	Title of Class of Securities

Common Stock

Item 2(e):	CUSIP Number

243537107

Item 3:	This statement is not filed pursuant to Rules 13d-1(b) or 13d-2, and therefore this item is not applicable.

Item 4:	Ownership

(a)	Amount Beneficially Owned: 958,319 shares

(b)	Percent of Class 7.6%

CUSIP No. 243537107	13G	Page 4 of 5 Pages

Number of Shares as to Which Such Person Has:

(i)	Sole power to vote or direct the vote: 958,319 Shares

(ii)	Shared power to vote or direct the vote 0 Shares

(iii)	Sole power to dispose or to direct the disposition of: 958,319 Shares

(iv)	Shared power to dispose or to direct the disposition of: 0 Shares

Item 5:	Ownership of Five Percent or Less of a Class

If this statement is being to report the fact that as of Date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

The percentage ownership reported in this Amendment No. 1 is based upon an aggregate of 958,319 shares of Common Stock outstanding as of December 31, 2006. The percentage previously reported on the reporting person’s original Schedule 13G filed with the Commission on February 14, 2007 inadvertently omitted 375,000 shares of Common Stock subject to exercisable options held by the reporting person. As a result, the reporting person is a beneficial owner of more than five percent of the Issuer’s Common Stock.

Item 6:	Ownership of Not More Than Five Percent on Behalf of Another Person

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company

N/A.

Item 8:	Identification and Classification of Members of the Group

N/A

Item 9:	Notice of Dissolution of Group

N/A

Item 10:	Certification

N/A

CUSIP No. 243537107	13G	Page 5 of 5 Pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date	3/12/07

By	/s/ DOUGLAS B. OTTO
Douglas B. Otto